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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of December 2003
                                  News Release

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                       Form 20-F         40-F   X
                                                 -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                       Yes:              No:   X
                                            -----            -----


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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"

Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314

           www.idbiomedical.com

For Immediate Release

             ID BIOMEDICAL REPORTS POSITIVE PRECLINICAL DATA AGAINST
                           VARIANT INFLUENZA STRAINS

VANCOUVER, BC - DECEMBER 11, 2003 - ID Biomedical reported today that it has data demonstrating protection against variant strains of influenza.

Results from pre-clinical experiments performed by ID Biomedical scientists and recently published in the September 2003 issue of the peer reviewed journal, Vaccine, provides evidence that nasal Proteosome(TM)- influenza subunit vaccines can protect against infection by variant strains of influenza virus that have `drifted' from the strain present in the vaccine. In the study reported by Jones et al. in Vaccine vol. 21 pp. 3706-3712, mice were given a nasal Proteosome-influenza vaccine containing a recombinant influenza hemagglutinin
(HA) from the A/Texas H1 subtype of influenza. Mice were then exposed to a lethal dose of a mouse-adapted A/Taiwan H1 strain of influenza virus which was not present in the trivalent composition of the vaccine. The A/Taiwan and A/Texas strains represent drift variants within the H1 subtype.

Nasal immunization with the subunit Proteosome-A/Texas vaccine protected 100% of the mice against mortality and weight loss (a sign of clinical illness) following exposure to the live A/Taiwan drift variant virus. The same challenge dose of live A/Taiwan virus caused 100% mortality in non-vaccinated control animals. Mice that received an intramuscular vaccination with the same dose of A/Texas HA (not formulated as a Proteosome-HA vaccine) were also protected against death following exposure to the live drift variant virus but experienced significant illness as demonstrated by a 13% loss in weight. Only the nasal Proteosome-HA subunit vaccine induced detectable mucosal IgA


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in the respiratory tract which may explain the enhanced cross-protection shown by the mucosally-delivered Proteosome-subunit influenza vaccine.

"This flu season we have a similar situation, Flu vaccines including FluINsure(TM) have been designed to protect against the A/Panama strain of influenza but the predominant strain causing influenza appears to be A/Fujian, a variant of the A/Panama strain." David Burt ID Biomedical's VP of Research stated. "These pre-clinical findings suggest that FluINsure may also protect humans against drift variant strains of influenza which are in circulation and which are not identical but are closely related to the strain present in the vaccine."

FluINsure, ID Biomedical's nasal Proteosome-influenza subunit vaccine is currently being tested in a 1,345 subject field efficacy study. In phase II clinical trials, FluINsure protected human volunteers against laboratory confirmed influenza following experimental challenge with a strain of live influenza virus which was identical to one of the three strains represented in the vaccine.

ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM
PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR
SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By: /s/ Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: December 11, 2003